NOTICE DECLARING INTENTION TO BE QUALIFIED UNDER NATIONAL INSTRUMENT 44-101 SHORT FORM PROSPECTUS DISTRIBUTIONS (“NI 44-101”)

May 26, 2016

TO:	The British Columbia Securities Commission, as notice regulator, and to the Alberta Securities Commission, the Ontario Securities Commission and the Nova Scotia Securities Commission

Natcore Technology Inc. (the “Issuer”) intends to be qualified to file a short form prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence the Issuer’s intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.

(signed) “Charles Provini”
Charles Provini
President and Chief Executive Officer